UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Points.com Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

73085G109

(CUSIP Number)

Alan Kikuchi

Harspring Capital Management, LLC

1345 Avenue of the Americas FL33

New York, NY 10105

(646)-859-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73085G109

1	NAME OF REPORTING PERSON

Harspring Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,421,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,421,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 73085G109

1	NAME OF REPORTING PERSON

Harry M. Gail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,421,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,421,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,421,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 73085G109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares, no par value (the “Shares”), of Points.com Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 111 Richmond Street West, Suite 700 Toronto, ON, M5H 2G4, Canada.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Harspring Capital Management, LLC, a Delaware limited liability company (“Harspring”);
(ii)	Harry M. Gail (“Mr. Gail”);

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The securities reported herein are beneficially owned by Harspring in its capacity as investment manager to certain funds and accounts (collectively, the “Accounts”), including Harspring Capital, LP (the “HC Fund”). Mr. Gail is the managing partner of Harspring, and in such capacity may be deemed to indirectly beneficially own the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its pecuniary interest in such Shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The business address of each of Harspring and Mr. Gail is 1345 Avenue of the Americas FL33; New York, NY 10105.

(c)       The principal business of Harspring is serving as the investment manager of certain funds and accounts. Mr. Gail’s principal occupation is serving as the managing partner of Harspring.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Gail is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of the Accounts in open market purchases. The aggregate purchase price of the 1,421,400 Shares reported herein is approximately $18,312,651, including brokerage commissions.

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CUSIP No. 73085G109

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize shareholder value and the Reporting Persons intend to engage in a dialogue with the Issuer's management and Board of Directors (the "Board") regarding these matters.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final, including with other third parties) with respect to, among other things, the Issuer's operations, management, Board structure (including Board composition), capital or corporate structure, capital allocation policies, strategy and plans, and potential business combinations and strategic alternatives involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers and financing sources, regarding the Issuer and the Reporting Persons’ investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to purchase additional Shares, sell some or all of their Shares, or engage in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,942,792 Shares outstanding as of December 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report form on Form 40-F filed with the Securities and Exchange Commission on March 10, 2022.

As of the close of business on April 14, 2022, each of the Reporting Persons may be deemed to beneficially own 1,421,400 Shares, constituting approximately 9.5% of the outstanding Shares.

(b)       Harspring and Mr. Gail have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the 1,421,400 Shares reported herein.

Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.

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CUSIP No. 73085G109

(c)       The Reporting Persons did not engage in any transactions in the Shares during the past sixty days.

(d)       The HC Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein that represent more than 5% of the Shares of the Issuer.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 14, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among the Reporting Persons, dated April 14, 2022.

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CUSIP No. 73085G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2022

HARSPRING CAPITAL MANAGEMENT, LLC

By:	/s/ Harry Gail
	Name:	Harry Gail
	Title:	Authorized Signatory

/s/ Harry Gail
HARRY GAIL

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